SEC 1746
(2-98)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
Estimated average burden
hours per response. . . 14.9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
GZA GeoEnvironmental Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
362386104

(CUSIP Number)

William R. Beloff, 9 Bridie Lane, Norfolk, Massachusetts 02056
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2000
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   362386104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Futureco Environmental Inc. ("Futureco")

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.  SEC Use Only ...........................................

4.  Source of Funds (See Instructions) .
 ....00

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) .................

6.  Citizenship or Place of Organization    Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power

8.  Shared Voting Power  649,931

9.  Sole Dispositive Power

10.  Shared Dispositive Power  649,931

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    649,931

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     17.5%

14.  Type of Reporting Person (See Instructions)
 .....CO.................................................................
 .......................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William R. Beloff

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.  SEC Use Only ...........................................................

4.  Source of Funds (See Instructions) .
 ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    42,940

8.  Shared Voting Power

9.  Sole Dispositive Power   42,940

10.  Shared Dispositive Power ...............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    42,940

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     1.2%

14.  Type of Reporting Person (See Instructions)
 .....IN
 .........................................................................
 .........................................................................
 .........................................................................
 .........................................................................
 .........................................................................
 .........................................................................
 ..........................................................................
 .........................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Joseph P. Hehir

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.  SEC Use Only ..........................................................

4.  Source of Funds (See Instructions) .
    PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    39,053

8.  Shared Voting Power

9.  Sole Dispositive Power   39,053

10.  Shared Dispositive Power ...............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    39,053

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     1.1%

14.  Type of Reporting Person (See Instructions)
 .....IN.................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawrence Feldman

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.  SEC Use Only .........................................................

4.  Source of Funds (See Instructions) .
 ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    56,272

8.  Shared Voting Power

9.  Sole Dispositive Power   56,272

10.  Shared Dispositive Power ..............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    56,272

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     1.5%

14.  Type of Reporting Person (See Instructions)
 .....IN.................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 .......................................................................
 ........................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William E. Hadge

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.  SEC Use Only .........................................................

4.  Source of Funds (See Instructions) .
 ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    20,265

8.  Shared Voting Power

9.  Sole Dispositive Power   20,265

10. Shared Dispositive Power .............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    20,265

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     0.6%

14.  Type of Reporting Person (See Instructions)
 .....IN.................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

M. Joseph Celi

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.  SEC Use Only ..........................................................

4.  Source of Funds (See Instructions) .
 ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts
                                                             *
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    25,461

8.  Shared Voting Power

9.  Sole Dispositive Power   25,461

10.  Shared Dispositive Power .............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    25,461

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     0.7%

14.  Type of Reporting Person (See Instructions)
 .....IN...............................................................
 ......................................................................
 ......................................................................
 ......................................................................
 ......................................................................
 ......................................................................
 ......................................................................
 ......................................................................
 ......................................................................
 ......................................................................

Item
1.  Security and Issuer

This statement relates to common stock, $.01 par value per share, of GZA GeoEnvironmental
Technologies, Inc., a Delaware corporation ("GZA"), whose principal offices are located at 320
Needham Street, Newton Upper Falls, Massachusetts 02164.

Item
2.  Identity and Background

(a)  Name:  William R. Beloff

(b)  Resident or business address: 9 Bridie Lane, Norfolk, MA 02056

(c) Present principal occupation: Executive Vice President of GZA GeoEnvironmental Technologies, Inc.

(d) During the last five years, William R. Beloff has not been convicted in a criminal proceeding.

(e) During the last five years, William R. Beloff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(a)  Name:  Joseph P. Hehir

(b)  Resident or business address:  320 Needham Street, Newton Upper Falls,
MA 02169

(c) Present principal occupation: Chief Financial Officer and Executive Vice President of GZA
GeoEnvironmental Technologies, Inc.

(d) During the last five years, Joseph P. Hehir has not been convicted in a criminal proceeding.

(e) During the last five years, Joseph P. Hehir has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(a)  Name:  Lawrence Feldman

(b)  Resident or business address:  320 Needham Street, Newton
Upper Falls, MA 02169

(c)  Present principal occupation:  Licensed Site Professional

(d) During the last five years, Lawrence Feldman has not been convicted in a criminal proceeding.

(e) During the last five years, Lawrence Feldman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(a)  Name:  William E. Hadge

(b)  Resident or business address: 320 Needham Street, Newton Upper Falls,
MA 02169

(c) Present principal occupation: Director and Senior Vice President, GZA GeoEnvironmental, Inc.

(d) During the last five years, William E. Hadge has not been convicted in a criminal proceeding.

(e) During the last five years, William E. Hadge has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(a)  Name:  M. Joseph Celi

(b)  Resident or business address: 320 Needham Street, Newton Upper Falls,
MA 02169

(c) Present principal occupation: Director and Executive Vice President, GZA GeoEnvironmental, Inc.

(d) During the last five years, M. Joseph Celi has not been convicted in a criminal proceeding.

(e) During the last five years, M. Joseph Celi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(a) Name:        Futureco

(b) Resident or Business Address:   9 Bridie Lane, Norfolk, MA 02056

(c) Present principal occupation:  NA

(d) During the last five years, Futureco has not been convicted in a criminal proceeding.

(e) During the last five years, Futureco has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item
3.  Source and Amount of Funds or Other Consideration
As more fully described in Item 4 hereof, Futureco has entered into certain agreements (the
"Purchase Agreements") with Selling Shareholders (as hereinafter defined). Futureco's obligations under the Purchase Agreements are subject to the consummation of certain proposed transactions as described below. If Futureco proceeds with the transactions, it expects to use equity investments from its founders and others as yet unidentified and to borrow funds from lenders whose identities are not yet determined.

Item
4.  Purpose of Transaction
On March 21, 2000 Futureco entered into a Purchase Agreement with each of Donald T.
Goldberg, William S.
Zoino, and John E. Ayers (collectively the "Selling Shareholders") to purchase a total of
649,931 shares of GZA's common stock
from the Selling Shareholders which Purchase Agreement includes agreements from the Selling Shareholders to vote in favor of any merger proposed by Futureco as hereinafter described.

On March 21, 2000 Futureco, whose principals are members of senior management of GZA, made a preliminary proposal to GZA to enter into a "cash out" merger the effect of which be to purchase all of the "public shares" of GZA in a "management buyout," subject to various approvals required for both parties. GZA has appointed a special committee and engaged investment bankers in order to consider the transaction. There can be no assurance that a transaction will occur or, if it does, on what terms. Futureco may enter into agreements to acquire additional shares of common stock of GZA. Futureco anticipates that this transaction, if consummated, would constitute a "going private transaction" and that the common stock of
GZA would cease to be traded on the NASDAQ and would be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Item
5.  Interest in Securities of the Issuer

(a)  William R. Beloff

(b) William R. Beloff holds the sole power to vote and dispose of 42,940 shares of common stock of GZA which represents 1.2% of the total shares outstanding.
He owns 35,706 shares of common stock; he owns 3,264 shares of common stock through his 401k account; and he owns an option exercisable as to 4,000 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned Futureco, Joseph P. Hehir, Lawrence Feldman, William E. Hadge, and
M. Joe Celi.

(c)  None

(d)  Not applicable

(e)  Not Applicable


(a)  Joseph P. Hehir

(b) Joseph P. Hehir holds the sole power to vote and dispose of 39,053 shares of common stock of GZA which represents 1.1% of the total shares outstanding.
He owns 30,000 shares of common stock; he owns 2,853 shares of common stock through his 401k account; and he owns an option exercisable as to 6,200 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by Futureco, William R. Beloff, Lawrence Feldman, William E. Hadge, and
M. Joe Celi.

(c)  none

(d)  Not applicable

(e)  Not Applicable


(a)  Lawrence Feldman

(b) Lawrence Feldman holds sole power to vote and dispose of 56,272 shares of common stock of GZA which represents 1.5% of the total shares outstanding. He owns 47,001 shares of common stock; he owns 3,071 shares of common stock through his 401k account; and he owns an option exercisable as to 6,200 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by
Futureco, William R. Beloff, Joseph  P. Hehir, William E. Hadge, and
M. Joe Celi.

(c)   none

(d)   Not applicable

(e)   Not Applicable


(a)   William E. Hadge

(b) William E. Hadge holds the sole power to vote and dispose of 20,265 shares of common stock of GZA which represents 0.6% of the total shares outstanding. He owns 13,917 shares of common stock; he owns 2,728 shares of common stock through his 401k account; and he owns an option exercisable as to
3,600 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by
Futureco, William R. Beloff, Joseph P. Hehir, Lawrence Feldman, and M. Joe Celi.

(c)   none

(d)   Not applicable

(e)   Not Applicable


(a)   M. Joseph Celi

(b) M. Joseph Celi holds the sole power to vote and dispose of 25,461 shares of common stock of GZA which represents 0.7% of the total shares outstanding. He owns 8,505 shares of common stock; he owns 3,556 shares of common stock through his 401k account; and he owns an option exercisable as to 13,400 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by Futureco, William R.
Beloff, Joseph  P. Hehir, Lawrence Feldman, and William E. Hadge.

(c)   None

(d)   Not applicable

(e)   Not applicable


(a) Futureco
(b) Futureco has entered into agreements to hold the sole power to vote and dispose of 649,931 shares of common stock
Futureco disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by William R. Beloff, Joseph P. Hehir, Lawrence Feldman, William E. Hadge, and M. Joe Celi.
(c) Futureco entered into agreements on March 21, 2000 to acquire 649,931 shares of common stock of GZA from the
Selling Shareholders.
(d) The Selling Shareholders have the right to receive dividends and the proceeds of a sale of the shares they are selling. Their right relates to 17.5% of the shares of common stock of GZA.

(e) Not applicable

Item
6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Futureco has entered into Purchase Agreements described above.

Item
7.  Material to be filed as Exhibits
Attached as Exhibit A is a Purchase Agreement.
Attached as Exhibit B is an agreement between and among William R. Beloff, Joseph A.
Hehir, Lawrence Feldman, William E. Hadge, M. Joseph Celi and Futureco that this Form
13D is being filed on behalf of all of them.


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2000
Date


/s/ William R. Beloff
Signature


William R. Beloff
Name/Title


March 31, 2000
Date


/s/ Joseph P. Hehir
Signature


Joseph P. Hehir
Name/Title



March 31, 2000
Date


/s/ Lawrence Feldman
Signature


Lawrence Feldman
Name/Title

March 31, 2000
Date


/s/ William E. Hadge
Signature


William E. Hadge
Name/Title

March 31, 2000
Date


/s/ M. Joseph Celi
Signature


M. Joseph Celi
Name/Title


March 31, 2000
Date


/s/ William R. Beloff, President
Signature


Futureco Environmental Inc./by William R. Beloff, President
Name/Title




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

EXHIBIT                                         PAGE

Purchase Agreement with Donald T. Goldberg*     14

Joint Filing Agreement                          22

*The Purchase Agreements with all three of the Selling
Shareholders are substantially identical. Consequently, pursuant to Exchange Act Rule 12b-31 only one Purchase
Agreement is being filed as an exhibit.  The Purchase
Agreement with William S. Zoino provided for the sale of 407,000 shares of common stock of GZA. The Purchase
Agreement with John E. Ayers provided for the sale of 130,210 shares of common stock of GZA.
 All three Purchase Agreements were
entered into on March 21, 2000.


Exhibit A


                       PURCHASE AGREEMENT

This Purchase Agreement (the "Purchase Agreement") is made and entered into as of
March 21, 2000, by and between Futureco Environmental, Inc., a Delaware corporation
("Futureco"), and the undersigned stockholder ("Holder") of GZA
GeoEnvironmental
Technologies, Inc., a Delaware corporation ("GZA").

                           RECITALS
Futureco intends to present a proposal to the board of directors of GZA to acquire all of the outstanding capital stock of GZA through various transactions yet to be determined, but including a merger (the "Merger" which, together with the other transactions, are collectively referred to herein as the "Transactions"). The Holder is the beneficial owner of such number of shares of outstanding capital stock and all rights, warrants and options to acquire shares of capital stock of GZA as is indicated on the final page of this Purchase Agreement (the "GZA
Securities").
In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                           AGREEMENT

1.	Agreement to Sell GZA Securities.
(a)	Transfer and Encumbrance.  Except as provided herein, Holder agrees not to transfer, sell, exchange, pledge or otherwise dispose of or encumber the GZA Securities or any New GZA Securities (as defined in Section 1(b)), or to make any offer or agreement relating
thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall
mean the earliest to occur of  (i) the purchase of the GZA Securities and the New GZA Securities
pursuant to the provisions hereof; (ii) notice to the Holder by Futureco that it has been unable for
whatever reason to consummate the Transactions; and (iii) September 30, 2000.
(b)	New GZA Securities.  Until the Expiration Date, Holder agrees that any
shares of capital stock of GZA and all rights, warrants and options to acquire shares of capital stock of GZA that Holder purchases or with respect to which Holder otherwise acquires
beneficial ownership after the date of this Purchase Agreement and prior to the Expiration Date
("New GZA Securities") shall be subject to the terms and conditions of this Purchase Agreement
to the same extent as if they constituted GZA Securities.
(c)	Sale of Securities.    Subject to the terms and conditions hereof,
Futureco
agrees to purchase and Holder agrees to sell the GZA Securities and any
New GZA Securities on
the Closing Date (as hereinafter defined) at a price equal to the greater of (i) $5.50 per share or
(ii) the product of .9 times the price per share approved and recommended to the shareholders of
GZA by the board of directors of GZA in connection with the Merger.
(d)	Closing.  The purchase and sale of the GZA Securities and New GZA
Securities shall take place at the offices of Bowditch & Dewey, LLP, 311
Main Street,
Worcester, Massachusetts on a date which is set forth in a notice from Futureco to Holder which date shall be no earlier than ten days from the date of such notice (the "Closing Date"). At the
Closing, the Holder shall deliver to Futureco certificates endorsed in blank representing the GZA
Securities and the New GZA Securities which Futureco is purchasing against delivery to the
Holder by Futureco of a bank check or bank wire in the amount of the purchase price therefore,
payable to the Holder's order.
2.	Agreement to Vote GZA Securities.  Until the Expiration Date, at
every meeting
of the stockholders of GZA called with respect to any of the following, and at every adjournment
thereof, and on every action or approval by written consent of the stockholders of GZA with respect to any of the following, Holder shall vote the GZA Securities and any New GZA
Securities (a) in favor of adoption and approval of the Transaction and approval of the
Transaction and any matter that could reasonably be expected to facilitate the Transaction, and
(b) against any proposal for any recapitalization, merger, sale of assets or other business
combination (other than the Merger) between GZA and any person or entity other than Futureco or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of GZA under the Merger Agreement or which could result in any of the conditions to GZA's obligations under the
Merger Agreement not being
fulfilled. This Purchase Agreement is intended to bind Holder as a stockholder of GZA only with respect to the specific matters set forth herein.
3.	Irrevocable Proxy.  Prior to any vote of the GZA Stockholders in connection
with the Transactions, Holder shall deliver to Futureco a proxy in the form attached hereto as
Exhibit A (the "Proxy"), which shall be irrevocable (until the Expiration
Date) to the extent
provided in Section 212 of the Delaware General Corporation Law, covering the total number of
GZA Securities and New GZA Securities beneficially owned or as to which beneficial ownership is acquired by Holder set forth therein.
4.	Representations, Warranties, Covenants of Holder.  Holder hereby represents,
warrants, covenants and agrees as follows:
(a)		Authority and Status.  Holder (i) is the beneficial owner
of the GZA
Securities, which at the date of this Purchase Agreement and at all times up until the Closing
Date will be free and clear of any liens, claims, options, charges or other encumbrances, and are
not subject to any stockholder agreements, voting trusts, proxies or other arrangements or understandings among the stockholders of GZA relating to the voting of their respective shares,
(ii) does not beneficially own any shares of capital stock of GZA other than the GZA Securities
and (iii) has full power and authority to make, enter into and carry out the terms of this Purchase
Agreement and the Proxy. The execution, delivery and performance of this Purchase Agreement and the consummation of the transactions contemplated hereby will not result in any violation of
any judgment or decree by which Holder is bound or be in conflict with, or constitute with or
without the passage of time and giving of notice, either a default under any instrument,
judgment, order, writ, decree or contract, or an event which results in the creation of any material
lien charge or encumbrance upon any assets of the Holder.
 (b)	Waivers.  Holder hereby waives, effective as of the Closing Date, any
liquidation, redemption, anti-dilution, registration rights, information rights, preemptive rights, priority rights, rights of first refusal, co-sale or other similar rights, if any, relating to the GZA
Common Stock under the terms of the certificate of incorporation or bylaws of GZA or any
agreement to which Holder is a party in effect immediately prior to the Effective Time.
		(c)	Accuracy of Representations, Warranties and
                Certifications.  Except
to the extent written notification to the contrary is received by Futureco and GZA from Holder prior to the Closing Date, the representations, warranties and certifications contained herein shall be accurate at all times from the date hereof through the Closing Date.

5.	Additional Documents. Holder hereby covenants and agrees to execute
and
deliver any additional documents necessary or desirable, in the reasonable opinion of Futureco, to carry out the purpose and intent of this Purchase Agreement.

6.	Consent and Waiver. Holder hereby gives any consents or waivers that are
reasonably required for the consummation of the Transactions under the terms of any agreement
to which Holder is a party or pursuant to any rights Holder may have.
7.	Termination. This Purchase Agreement and the Proxy delivered in connection
herewith shall terminate and shall have no further force or effect as of the Expiration Date and
the parties hereto shall have no further obligations except for those provisions which by their terms survive. Without limiting the generality of the foregoing, Futureco shall have no purchase obligations under the provisions of Section 1(c) after delivery of the notice described in Section
1(a).
8.	Miscellaneous.
(a)	Amendments and Waivers.  Any term of this Purchase Agreement may be amended or waived with the written consent of the parties or their respective successors and assigns.  Any amendment or waiver effected in accordance with this
Section 8(a) shall be
binding upon the parties and their respective successors and assigns.
(b)	Governing Law.  This Purchase Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed
and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.
(c)	Counterparts.  This Purchase Agreement may be executed in two or more
counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.
(d)	Titles and Subtitles.  The titles and subtitles used in this
Purchase
Agreement are used for convenience only and are not to be considered in construing or interpreting this Purchase Agreement.
(e)	Notices.  Any notice required or permitted by this Purchase
Agreement
shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty-eight
(48) hours after being
deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party's address or
facsimile number as set forth on the final page of this Purchase Agreement, or as subsequently modified by written notice.
(f)	Severability.  If one or more provisions of this Purchase Agreement are
held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible
to that under the provision rendered unenforceable.  In the event that the parties cannot reach a
mutually agreeable and enforceable replacement for such provision, then
(i) such provision shall
be excluded from this Purchase Agreement, (ii) the balance of this
Purchase Agreement shall be
interpreted as if such provision were so excluded and (iii) the balance of this Purchase
Agreement shall be enforceable in accordance with its terms.
(g)	Attorneys' Fees.  Should suit be brought to enforce or interpret any part
of this Purchase Agreement, the prevailing party will be entitled to recover, as an element of the
costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including
without limitation, costs, expenses and fees on any appeal). The prevailing party will be entitled to recover its costs of suit proceeds to final judgment.
(h)	Specific Performance; Injunctive Relief.  The parties hereto acknowledge and agree that Futureco will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Holder set forth herein. Therefore, the parties acknowledge and agree that, in addition to any other remedies that may be available to Futureco upon any such violation, Futureco shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Futureco at law or in equity.
[Signature page follows]

The parties have caused this Purchase Agreement to be duly executed on the date first above written.

                                      FUTURECO ENVIRONMENTAL, INC.,

                                      By:    /s/ William R. Beloff

                                      Name:  William R. Beloff
                                      								 (print)
                                      Title:  President_

                                      Address:   c/o Bowditch & Dewey, LLP
                                                 311 Main Street
                                                 Worcester, MA  01609

                                      Facsimile:      (508) 756-7636


                                      "HOLDER"

                                      ________________________________

                                      By:     /s/ Donald T. Goldberg

                                      Name:  Donald T. Goldberg
								 (print)
                                      Title:____________________________

                                      Holder's Address for Notice:
________________________________
                                      ________________________________
                                      ________________________________

                                      Facsimile:  ______________________




GZA Securities beneficially owned:    112,721





Shares of Common
Stock of GZA
GeoEnvironmental
Technologies, Inc.
owned as of the date
of this Purchase
Agreement


Shares of Common
Stock of GZA
GeoEnvironmental
Technologies, Inc.
owned as of the date of
the Purchase
Agreement issuable
upon exercise of
outstanding options
and warrants

EXHIBIT A
IRREVOCABLE PROXY
TO VOTE STOCK OF
GZA GEOENVIRONMENTAL TECHNOLOGIES, INC.
Subject to the terms of that certain Purchase Agreement, dated as of March __, 2000, by and between Futureco (as defined below) and Holder (as defined below), (the "Purchase Agreement") the undersigned stockholder ("Holder") of GZA GeoEnvironmental Technologies, Inc., a Delaware corporation
("GZA"), hereby irrevocably (to the full extent permitted by Section 212 of the Delaware General
Corporation Law) appoints the members of the board of directors of Futureco Environmental, Inc., a
Delaware corporation ("Futureco"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of GZA that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of GZA issued or issuable in respect thereof on or after the date hereof (collectively, the "GZA Securities") in accordance with the terms of this Proxy. The GZA Securities beneficially owned by the undersigned stockholder of GZA as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any GZA Securities are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the GZA Securities until after the Expiration Date.
This Proxy is irrevocable (to the extent permitted by Section 212 of the Delaware General
Corporation Law) and is granted pursuant to the Purchase Agreement. As used herein, the term "Expiration
Date" shall mean the earliest to occur of (i) the purchase of the GZA Securities and the New GZA Securities pursuant to the provisions of the Purchase Agreement; (ii) notice to the Holder by Futureco that it has been unable for whatever reason to consummate the Transactions as defined in the Purchase Agreement; and (iii)
___, 2000.
Subject to the terms of the Purchase Agreement, the attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the GZA Securities, and to exercise all voting and other rights of the undersigned with respect to the GZA Securities (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of GZA and in every written consent in lieu of such meeting (i) in favor of approval of the Transactions and in favor of any matter that could reasonably be expected to facilitate the Transactions, and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Transactions) between GZA and any person or entity other than Futureco or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of GZA under the Transaction Agreement or which could result in any of the conditions to GZA's obligations under the Transaction Agreement not being fulfilled. The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote the GZA Securities on all other matters.
Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.
[Signature page follows]

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law) subject to the limitations set forth in the Purchase Agreement.

Dated: March 21, 2000
                                                /s/ Donald T. Goldberg
						(Signature of Holder)

                                                Donald T. Goldberg
						(Print Name of Holder)
						GZA Securities beneficially
                                                owned:    112,721


Shares of Common Stock of
GZA GeoEnvironmental
Technologies, Inc. owned by
Holder as of the date of this
Proxy


Shares of Common Stock of
GZA GeoEnvironmental
Technologies, Inc. issuable
upon exercise or conversion
of outstanding options,
warrants or other securities
owned by Holder as of the
date of this Proxy



Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on
Schedule 13D (including amendments thereto) with respect to the Common Stock of GZA
GeoEnvironmental Technologies, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes William R. Beloff to file on such party's behalf any and all amendments to such statement. Each such party undertakes to notify
William R. Beloff of any changes giving rise to an obligation to file an amendment to Schedule 13D and it is understood that in connection with this statement and all amendments thereto each such party shall be responsible only for information supplied by such party. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 31st day of March, 2000.


					/s/	William R. Beloff
					---------------------------------
					William R. Beloff


					/s/	Joseph P. Hehir
					-------------------------------
					Joseph P. Hehir


					/s/	Lawrence Feldman
					----------------------------------
					Lawrence Feldman


					/s/	William E. Hadge
					---------------------------------
					William E. Hadge


					/s/	M. Joseph Celi
					----------------------------------
					M. Joseph Celi


					Future Environmental Inc.


					/s/	William R. Beloff
					---------------------------------
					By: William R. Beloff, President